Form C

Cover Page

Name of issuer:

Niftify Holding Corp.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/7/2021

Physical address of issuer:

1922 Leithsville Rd.
Hellertown PA 18055

Website of issuer:

https://www.niftify.io/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

24,982

Price:

$2.00150

Method for determining price:

Dividing pre-money valuation $20,002,832.88 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,001.47

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$739,998.58

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

30

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,781,563.00	$0.00
Cash & Cash Equivalents:	$1,507,144.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,715,675.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$402,278.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,404,405.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Niftify Holding Corp.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

reporting requirements of Rule 202 of Regulation Crowdfunding.

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Emil Sterndorff	Head of Growth	Niftify	2021
Bruno Vermeeren	CEO	Niftify	2021
Marko Vidrih	COO	Niftify	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jan Vidic	CTO	2021
Jener Sakiri	Chief Legal Officer	2022
Emil Sterndorff	Head of Growth	2021
Bruno Vermeeren	CEO	2021
Marko Vidrih	COO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5. the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Marko Vidrih	1597972.0 Class A Common Shares & Class B Common Shares	38.26
Bruno Vermeeren	3994930.0 Class A Common Shares & Class B Common Shares	47.82

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

To increase revenues we must expand our B2B and user pools. To accomplish this, we must increase our visibility in the marketplace. Potential customers and NFT creators must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into contributing artists or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our library to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's marketplace and Platform as a Service subscription. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has made certain assumptions about the NFT marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The United States and international economies have experienced a period of slowing economic growth. A sustained economic recovery is uncertain. In particular, issues related to the Covid Pandemic, continued turmoil with Russia, or war in general could contribute to a slowdown of the global economy and the Company's industry. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for such products. If the economic recovery is delayed as a result of the recent economic, political and social turmoil, or if there is a long-term "Crypto Winter," we may experience decreases in the demand for our products, which may harm our operating results.

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

The Company reserves the right to issue any of the following:

Authorized but unissued shares in the Company pursuant to the current Series Seed Investment as stated in the Amended and Restated Certificate of Incorporation of the Company.

Shares of Common Stock reserved and available or that may become reserved and available for future grant under any equity incentive or similar plan of the Company.

Simple Agreements for Future Equity ("SAFE") and related shares that will convert upon future series of qualified financings.

Convertible Notes and related shares that will convert upon future series of qualified financings.

A new series of Preferred Stock and related shares that will be purchased upon future series of qualified financings.

The acceleration of vesting of certain shares issued to founders of the Company upon a Change in Control pursuant to their respective Stock Restriction Agreements.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: 56.13% towards research and development, and tech support, 16.64% towards operations, 13.41% towards marketing and sales, 6.32% towards legal, and 7.5% towards Wefunder Fees.

Raising our minimum goal will help us keep product online.

If we raise: **$739,999**

Use of Proceeds: 56.13% towards research and development, and tech support, 16.64% towards operations, 13.41% towards marketing and sales, 6.32% towards legal, and 7.5% towards Wefunder Fees.

Raising our maximum goal would help us scale on marketing and sales; customer acquisition, branding and improving the platform.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $20,002,832.88 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Niftify Holding Corp. is offering up to 369,722 shares of Series Seed Preferred Stock, at a price per share of $2.0015.

The campaign maximum is $739,998.58 and the campaign minimum is $50,001.47.

Investor Rights. The Company will furnish the accompanying rights pertaining to the Shares to the Subscriber:

(a) Information Rights. For so long as Subscriber continues to beneficially own at least 500,000 shares of Series Seed Preferred Stock, the Company shall deliver to such Subscriber: (i) as soon as practicable, but in any event within one hundred and twenty (120) days after the end of each fiscal year of the Company, an income statement for such fiscal
year and a balance sheet as of the end of such year in reasonable detail, and such financial statements may be unaudited unless the Company has completed an audit of such financial statements prior to the date of delivery; and (ii) as soon as practicable, but in any event within forty-five (45) days after the end of each of quarter of each fiscal year of the Company, an unaudited consolidated income statement, statement of cash flows for such fiscal quarter and an unaudited consolidated balance sheet as of the end of such fiscal quarter; provided, however, that the Company shall not be obligated under this Section 4(a) to provide information that it deems in good faith to be a trade secret or similar confidential information, and provided further that the Company may require such Subscriber to execute a confidentiality and nondisclosure agreement prior to disclosure of any such information.

(b) Anti-Dilution. The Subscriber acknowledges and agrees that the anti-dilution provisions as set forth in the COI shall apply to the issued and outstanding shares of Series Seed Preferred Stock held by the Subscriber, and such provisions are

explicitly incorporated herein by reference into this Agreement.

(c) Liquidation Preference. The Company acknowledges and agrees that the liquidation preference provisions as set forth in the COI shall apply to the issued and outstanding shares of Series Seed Preferred Stock held by the Subscriber, and such provisions are incorporated herein by reference into this Agreement.

(d) Voting. Subscriber, as holder of Series Seed Preferred Stock, hereby agrees on behalf of itself and any transferee of any such shares of Series Seed Preferred Stock to hold all of the shares of Series Seed Preferred Stock registered in its name (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities and any other voting securities of the Company subsequently acquired by such Investor) (hereinafter collectively referred to as the "Subscriber Shares") subject to, and to vote the Subscriber Shares at regular or special meetings of stockholders and to give written consent with respect to such Subscriber Shares in accordance with, the terms of this Section 2 of this Agreement.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

Pursuant to authorization in the Investor Agreement between each investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the Investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the COmpany's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common	4000000	3994931	Yes ⌄
Series Seed Preferred	2537313	0	Yes ⌄
Class A Common	9037313	5998990	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class B Common Stock have 10 to 1 voting rights per share, while Class A Common Stock have 1 to 1 voting rights per share. Series Seed Preferred Shares have a 1x liquidation preference to Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell

interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Section 4(a)(2)	SAFE	$202,500	General operations
7/2021	Section 4(a)(2)	SAFE	$215,000	General operations
9/2021	Section 4(a)(2)	SAFE	$285,000	General operations
3/2022	Other	Preferred stock	$1,700,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the

issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Niftify* is a no-code NFT website builder that enables anyone to launch compliant NFT stores and marketplaces from the comfort of their own domain.

In 5 years, we would like to have established ourselves as the NFT eCommerce champ with hundreds of thousands of businesses relying on Niftify to deliver impeccable NFT shopping experiences for people worldwide. This is a projection and can't be gauranteed,

Milestones

Niftify Holding Corp. was incorporated in the State of Delaware in October 2021.

Since then, we have:

- 💲 Raised $5.86M to date from VCs and Angels (includes $3,573,483 via token sales)
- 🎯 Signed deals with 25+ famous brands across different industries
- 💡 Niftify is a no-code NFT Store and Marketplace builder. Industry leading compliance
- 🧠 No coding or crypto required
- 👥 Global team of 20+ awesome people
- 🚀 1500 free-trial signups in the first 2 months
- 📈 $3.6M projected revenue over the next 12 months (not guaranteed)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in October 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $402,278.
- *Assets*. As of December 31, 2021, the Company had total assets of $1,781,563, including $1,507,144 in cash.
- *Net Loss*. The Company has had net losses of $1,404,405 for the fiscal year ended

December 31, 2021.

- *Liabilities.* The Company's liabilities totaled $2,715,675 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $1,700,000 in equity and $702,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

Niftify Group consists of Niftify Holding Corp., which wholly owns subsidiaries across different global jurisdictions to seamlessly provide and operate an NFT e-commerce platform that enables brands, creators, and entrepreneurs to launch compliant NFT stores and marketplaces from the comfort of their own domain. Niftify Holding Corp. currently holds 3 subsidiaries: Niftify AG, a Marshall Islands entity; Niftify NFT Labs d.o.o., a Slovenian entity, and Niftify Platform OU, an Estonian entity. Niftify NFT Labs is in the process of being sold to a third party. Niftify Platform further holds another subsidiary, BTCEX Service Consult OU, an Estonian entity. No funds raised in this Wefunder round will be funneled to any entities independent of Niftify Holding Corp.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Niftify Holding Corp. cash in hand is $307,000, as of January 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $150,000/month, for an average burn rate of $150,000 per month. Our intent is to be profitable in 36 months.

Since the date our financials cover, we have increased investment into product and technology, had a bigger focus on B2B rather than B2C. A loan of $500,000 was made by the Company to its wholly-owned subsidiary, Niftify Platform OU ("Platform"), a company formed under the laws of Estonia, for funds necessary to increase share capital (i.e. operational purposes and expenses) in the Platform's wholly-owned subsidiary, BTCEX Service Consult OU. Our initial legal costs were high and are slowly declining.

No revenues are predicted for the next 3 months. Expected expenses will continuously drop as the product finish is drawing in closer and development is less urgent. Average expenses will be drastically reduced short-term to roughly $30,000 per month by lowering salaries, stopping paid advertisement, cancelling several subscriptions, and laying off a few employees until we close the entire Seed round. Additionally, the Company anticipates executing a $31,000 loan made to its wholly-owned subsidiary, Niftify NFT Labs d.o.o. ("Labs"), a company formed under the laws of Estonia, for funds to be utilized for costs associated with business development of Labs., in the near or immediate future.

To maintain these costs, we currently have enough in our accounts to cushion it, however we would like to extend our runway until the end of next year. This would require $1,5M to $2M in funding, of which ~$740,000 is aimed to come from the WeFunder campaign. We believe we will hit $3.6M revenue over the next 12 months This is calculated based on the current traction and projected conversion rate + custom deals we currently have in pipeline. This is a forward looking projection that cannot be guaranteed.

We are not currently profitable. The most costly aspect of the business is expected to be close to being finish, which is development of the product. After that we of course need to maintain the product and fix potential bugs, but the total investments in this section of the business will become substantially less. All our other costs have been brought down close to their minimum. Therefor positioning ourselves up for success as soon as we start ramping up marketing and sales efforts, once the product is finished. From that point on we expect revenue to exceed costs marginally. We expect to become fully profitable within 36 months. $3,000,000 in total funding is needed to reach profitability.

We expect some (minimal) revenue from sales in the next 3-6 months - currently LOI signed and open discussion with several companies.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash

flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Emil Sterndorff, certify that:

(1) the financial statements of Niftify Holding Corp. included in this Form are true and complete in all material respects ; and

(2) the financial information of Niftify Holding Corp. included in this Form reflects accurately the information reported on the tax return for Niftify Holding Corp. filed for the most recently completed fiscal year.

Emil Sterndorff
Head of Growth

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through

Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.niftify.io//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Niftify Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Bruno Vermeeren
Emil Sterndorff
Jan Vidic
Jener Sakiri
Marko Vidrih

Appendix E: Supporting Documents

ttw_communications_111543_192334.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Niftify Holding Corp.

By

Emil Sterndorff
_____
Co-founder and Head of Growth

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Arantxa Diaz Rivero

Finance Operations Manager
12/14/2022

Bruno Vermeeren
_____
Ceo
12/12/2022

Emil Sterndorff
_____
Co-founder and Head of Growth
12/7/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon

this power of attorney.